

December 17, 2010

Randy N. McCullough
President and Chief Executive Officer
Charles & Colvard, Ltd.
300 Perimeter Park Drive, Suite A
Morrisville, NC 27560

> **Re: Charles & Colvard, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 29, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 23, 2010**
> **File No. 0-23329**

Dear Mr. McCullough:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 1

1.   We note your statement on page one and elsewhere in your filing that you have recently begun selling finished jewelry. Please describe your finished jewelry business, including the types of jewelry you plan to manufacture, any materials requirements you have and the sources and availability of those materials, the distribution method(s) for your finished jewelry, and any potential effect that your entry into the finished jewelry business will have on current relationships with your distributors. In this regard, we note

your statement on page 6 that "with the assurance of exclusivity, key manufacturers are more willing to make the investment in gold and labor, as well as marketing and display materials, to produce moissanite jewelry." Please provide us with your proposed revised disclosure. Refer to Item 101(h)(4) of Regulation S-K.

Intellectual Property, page 5

2.   Please list the foreign jurisdictions in which you have patents for the production of moissanite jewels and the expiration date for each of those patents. Please provide us with your proposed revised disclosure. Refer to Item 101(h)(4)(vii).

Marketing and Distribution, page 6

3.   We note your disclosure on page eight that you have distributors covering "certain countries in Southeast Asia and the Middle East," and that you "have continued to invest in certain international markets that [you] believe have the most potential." Please identify the "certain countries" and "certain international markets" to which you refer. Please provide us with your proposed revised disclosure.

Item 1A. Risk Factors, page 11

4.   Please include a risk factor describing any collectability risk you face in doing business with foreign entities. In this regard, we note your disclosure on page five regarding your objection to the Norstel payment plan. Please provide us with your proposed revised disclosure.

Part II, page 17

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 25

5.   We note that you did not make any raw materials purchases in 2009 and significantly reduced your 2008 raw materials purchases to improve your cash flow from operations. We also note that you agreed to purchase approximately $1.2 million in crystals from your sole supplier in 2010. Please describe the impact of your reduced raw materials purchases on your company's earnings and cash flows, with a view toward informing investors whether any trends resulting from your reduced raw materials purchases in 2008 and 2009 are likely to continue in light of your $1.2 million purchase commitment

in 2010. Please provide us with your proposed revised disclosure. Refer to SEC Release No. 33-8350 for additional guidance.

6.   Please identify your $1.2 million raw materials purchase requirement as a capital commitment, discuss the effect of this commitment on your liquidity, and disclose the source of funds you will use to satisfy this capital requirement. In this regard, we note that your working capital decreased by 38% to $11.6 million in 2009. Please provide us with your proposed revised disclosure. Refer to Items 303(a)(1) and (2) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 28

Notes to Consolidated Financial Statements, page 35

Note 9. Shareholders' Equity and Share-Based Compensation, page 44
Stock Options, page 46

7.   We note that you granted stock options during the year ended December 31, 2009. Please refer to ASC 718-10-50-2 and tell us your consideration of disclosing the weighted average grant date fair value of such option grants.

Item 9A(T). Controls and Procedures, page 52

Management's Report on Internal Control Over Financial Reporting, page 52

8.   We note your statement that your internal control system was "designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements." Please supplementally confirm that your internal control system was designed to provide reasonable assurance regarding the reliability of your financial reporting and the preparation of financial statements or that your internal control system was designed to provide reasonable assurance that its objectives will be achieved. Please also revise your disclosure accordingly. Refer to Exchange Act Rules 13a-15(f) and 15d-15(f).

Part IV, page 53

Item 15. Exhibits, Financial Statement Schedules, page 53

9.   Please file the independent contractor agreement between you and Mr. Boss as an exhibit.

Definitive Proxy Statement on Schedule 14A

Committees of the Board of Directors, page 6

Compensation Committee, page 6

10.   We note your disclosure that the committee "utilized the 2008-2009 National Association of Corporate Directors…director Compensation Report to review and establish our company's 2009 director compensation." Please revise your disclosure to explain how you used that Report to establish your director compensation and provide us with your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at 202-551-3252 or Lilyanna Peyser, Staff Attorney, at 202-551-3222 with any other questions.

                                        Sincerely,

                                        William H. Thompson
                                        Accounting Branch Chief